Exhibit 12(a)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	000000000	000000000	000000000	000000000	000000000	000000000
	Successor					Predecessor
	Year Ended December 31,				Period from October 11, 2007 through	Period from January 1, 2007 through
	2011	2010	2009	2008	December 31, 2007	October 10, 2007
	(millions of dollars, except ratios)
Earnings:
Income from continuing operations	$367	$352	$320	$(487)	$64	$263
Add: Total federal income taxes	229	215	173	221	31	159
Fixed charges (see detail below)	368	355	353	326	73	251

Total earnings	$964	$922	$846	$60	$168	$673

Fixed Charges:
Interest expense, excluding capitalized interest	$362	$349	$348	$322	$72	$248
Rentals representative of the interest factor	6	6	5	4	1	3

Total fixed charges	$368	$355	$353	$326	$73	$251

Ratio of earnings to fixed charges (a)	2.62	2.60	2.40	—	2.30	2.68

(a)	Fixed charges exceeded earnings by $266 million for the year ended December 31, 2008.